October 13, 2006

John P. Nolan
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

RE:      Hancock Holding Company
         Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2005
         Filed March 16, 2006
         File No. 000-13089

Dear Mr. Nolan,

     We received your letter dated October 4, 2006 regarding our Form 10-K and 10-K/A for the fiscal year ended December 31, 2005.
Thank you for bringing these comments to our attention and for providing us an opportunity to respond.  Please find below our responses to your comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Exhibit 13 - 2005 Annual Report to Stockholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary - Table 1

     1.  SEC Comment:
         We note your disclosure of Adjusted Earnings (Non-GAAP) that represents your net earnings adjusted for the effect of storm-related items and gains on sales of branches and credit card merchant services.  If you present this non-GAAP measure in future filings, please disclose the reasons why you believe the presentation of this non-GAAP financial measure provides useful information regarding your financial condition and results of operations and describe specifically how management uses the non-GAAP financial measure.  Please provide us with your proposed future disclosure.  Refer to
         Item 10(3)(1)(i)(C) and (D) of Regulation S-K.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2005
October 13, 2006

     1.  Hancock Holding Company's Response:
         In future filings, we will not present the non-GAAP measures of Adjusted Earnings or Adjusted Diluted Earnings per Share.
         The August 29, 2005 impact of Hurricane Katrina on the Gulf Coast had a significant effect on our earnings.  Our headquarters and 22 branch offices suffered significant physical damage.  In our Form 10-K and 10-K/A for the fiscal year ended December 31, 2005, we disclosed these non-GAAP measures because we felt it was very important for our investors to clearly see the net earnings without the effect of the storm.  On an Adjusted Earnings and Adjusted Earnings per Share
         basis comparable to prior years, management used these measures to show our investors that from an operations standpoint we were able to quickly recover from the storm and were able to maintain as well as increase our earnings even though we had sustained significant physical damage.  We also wanted our investors to understand that although the costs related to the storm did impact net earnings and their investment, the storm-related costs were difficult to quantify at year-end due to the lack of historical basis to use for calculating our credit losses and insurance reimbursement related to the physical damages.

     2.  SEC Comment:
         If the effect of storm-related credit losses recurs in subsequent periods and you continue to present this non-GAAP financial measure, please tell us how you will apply the guidance described in Item 10(e)(1)(ii) of Regulation S-K and
         Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures
         prepared by the Division of Corporation Finance.

         Hancock Holding Company's Response:
         We believe that the effect of storm-related credit losses was an isolated, non-recurring, infrequent or unusual event that is not reasonably likely to recur within two years.  Even though the Gulf Coast experiences hurricanes from time to time,
         Hurricane Katrina was the worst hurricane to ever hit the United States; and as such, we believe that this is a non-recurring or unusual event.  However, in future filings, we will not present the non-GAAP measure of Adjusted
         Earnings.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2005
October 13, 2006

     3.  SEC Comment:
         We note your disclosure of Adjusted (non-GAAP) Diluted Earnings per Share.  ASR 142 states that per share data other than that relating to net income, net assets and dividends should be avoided in reporting financial results.  As the non-GAAP per share measure does not depict the amount that accrues directly to shareholders' benefit, please tell us why you believe this non-GAAP per share measure is meaningful from an operating viewpoint and specifically how the measure is used by management.  If you continue to believe that this non-GAAP per share measure provides meaningful information to investors, please provide us with your proposed future disclosure addressing these concerns.  Refer to Question 11 of the
         June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by the Division of
         Corporation Finance.  Please provide us with your proposed future disclosure.

         Hancock Holding Company's Response:
         See our response in #1 above.

         In connection with our response, Hancock Holding Company acknowledges the following:
                o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
                o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
                o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact me at (228) 868-4744.

Sincerely,

/s/ Carl J. Chaney

Carl J. Chaney
Executive Vice President & Chief Financial Officer
Hancock Holding Company